SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               __________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                             GREY GLOBAL GROUP INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        Limited Duration Class B Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class and Securities)

                                   39787M 108
                                   39787M 207
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                      (CUSIP Number of Class of Securities)

                                 Edward H. Meyer
                           c/o Grey Global Group Inc.
                      777 Third Avenue, New York, NY 10017
                                 (212) 546-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Morris J. Kramer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                  April 7, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:( )


                         (Continued on following pages)

                               (Page 1 of 3 Pages)

                                  SCHEDULE 13D

CUSIP No. 39787M 108 (Common Stock)                        Page 2 of 3 Pages
______________________________________________________________________________
(1) NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Edward H. Meyer
______________________________________________________________________________
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (x)

______________________________________________________________________________
(3) SEC USE ONLY

_______________________________________________________________________________
(4) SOURCE OF FUNDS
       N/A
_______________________________________________________________________________
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e) ( )
_______________________________________________________________________________
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
_______________________________________________________________________________
                     (7) SOLE VOTING POWER
                            149,158    shares
                             50,000    shares (issuable upon
                                       exercise of exercisable stock
                                       options)
NUMBER OF SHARES     __________________________________________________________
  BENEFICIALLY       (8) SHARED VOTING POWER
 OWNED BY EACH               11,394    shares held in Employee
   REPORTING                           Stock Ownership Plan
  PERSON WITH                          (beneficial ownership
                                       disclaimed)
                     __________________________________________________________
                     (9) SOLE DISPOSITIVE POWER
                            149,158    shares
                             50,000    shares (issuable upon
                                       exercise of exercisable stock
                                       options)
                     __________________________________________________________
                     (10) SHARED DISPOSITIVE POWER
                            None
_______________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        149,158 shares
         50,000 shares (issuable upon exercise of exercisable stock options)
___________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (x)
_______________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        13.0% (16.7%, including the 50,000 shares issuable upon exercise of options)
_______________________________________________________________________________
(14) TYPE OF REPORTING PERSON
        IN

                                  SCHEDULE 13D

CUSIP No. 39787M 207 (Class B Stock)                        Page 3 of 3 Pages
_______________________________________________________________________________
(1) NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edward H. Meyer
_______________________________________________________________________________
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  (x)
_______________________________________________________________________________
(3) SEC USE ONLY
_______________________________________________________________________________
(4) SOURCE OF FUNDS
       N/A
_______________________________________________________________________________
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e) ( )
_______________________________________________________________________________
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
_______________________________________________________________________________
                          (7)   SOLE VOTING POWER
                                   135,617    shares
                          _____________________________________________________
NUMBER OF SHARES          (8)   SHARED VOTING POWER
  BENEFICIALLY                      56,944    shares held in Employee
  OWNED BY EACH                               Stock Ownership Plan
    REPORTING                                 (beneficial ownership
   PERSON WITH                                disclaimed)
                          _____________________________________________________
                          (9)   SOLE DISPOSITIVE POWER
                                   135,617    shares
                          _____________________________________________________
                         (10)   SHARED DISPOSITIVE POWER
                                  None
_______________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        135,617 shares
_______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (x)
_______________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        58.4%
_______________________________________________________________________________
(14) TYPE OF REPORTING PERSON
        IN

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 14 hereby amends and supplements the Statement on
Schedule 13D, dated as of June 6, 1976, filed by Edward H. Meyer, as amended by Amendments No. 1 through 13 to the Statement on Schedule 13D. This filing relates to the shares of Common Stock, par value $0.01 per share ("Common Stock") and to the shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock, and Class B Stock being hereinafter collectively referred to as the "Shares"), of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company" or "Grey"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is amended and restated to read as follows:

         Mr. Meyer holds all of the Shares beneficially owned by him for purposes of investment. Due to his holding of securities of the Company and his position with the Company, Mr. Meyer may influence the direction of the management and policies of the Company.

         Mr. Meyer may, in the future, acquire additional shares of Common Stock by exercising the 1996 Option and/or by exercising the 1998 Option (each as defined in Item 6). In addition, Mr. Meyer may elect to purchase additional Shares or sell any Shares held at any time subject to applicable law. Any such determination may be based on a number of factors, including the continued employment of Mr. Meyer by the Company, the price and availability of Shares, the need to satisfy tax withholding and other similar obligations, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, and other similar factors.

         Pursuant to the Registration Rights Agreement (as defined in Item 6), at the request of Mr. Meyer, the Company has included on registration statement no. 333-112208 the shares of Common Stock that were recently issued to Mr. Meyer in connection with the conversion of the Debentures (as defined in Item 3), since these shares were issued to Mr. Meyer in a private placement and not pursuant to an effective registration statement.

         Effective April 7, 2004 (the "Redemption Date"), all shares of Series I Preferred Stock, Series II Preferred Stock and Series III Preferred Stock (hereinafter collectively referred to as the "Preferred Stock") held by Mr. Meyer were redeemed by the Company. At the time of redemption, there were 20,000 shares of Series I Preferred Stock, 5,000 shares of Series II Preferred Stock and 5,000 shares of Series III Preferred Stock outstanding. The shares were originally issued to Mr. Meyer a little over 20 years ago pursuant to the Company's Book Value Preferred Stock Plan. The redemption price paid, which corresponded to the appreciation since the issuance of the respective series of Preferred Stock in the book value of the shares of common stock underlying the Preferred Stock, was $12,041,522 in cash. Also, on the Redemption Date, Mr. Meyer repaid in full certain promissory notes provided to the Company by Mr. Meyer at the time of original issuance of the Preferred Stock.

         Except as set forth above, Mr. Meyer has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated to read as follows:

         As of April 7, 2004, Mr. Meyer beneficially owns 149,158 shares of Common Stock (excluding any shares that are issuable upon the exercise of Mr. Meyer's options to purchase shares of Common Stock) and 135,617 shares of Class B Stock, representing approximately 13.0% and 58.4%, respectively, of the Common Stock and Class B Stock outstanding. For purposes of this Item 5, unless otherwise indicated, percentages of outstanding shares are based on the number of shares outstanding as of March 1, 2004.

         In addition, as more fully described in Item 6 below, Mr. Meyer has been granted two issuances of options to purchase shares of Common Stock. On November 26, 1996, the Company granted Mr. Meyer the 1996 Option (as defined in Item 6) to purchase 20,000 shares of Common Stock at an exercise price of $235.00 per share. The 1996 Option, by its terms, became exercisable as to 6,666 shares as of the 1996 Effective Date (as defined in Item 6), as to an additional 6,667 shares on the first anniversary of the 1996 Effective Date and as to the final 6,667 shares on the second anniversary of the 1996 Effective Date. On January 23, 1998, the Company granted Mr. Meyer the 1998 Option (as defined in Item 6) to purchase 30,000 shares of Common Stock at an exercise price of $332.50 per share. The 1998 Option, by its terms, became exercisable as to 10,000 shares as of the 1998 Effective Date (as defined in Item 6), as to an additional 10,000 shares on the first anniversary of the 1998 Effective Date and as to the final 10,000 shares on the second anniversary of the 1998 Effective Date.

         Assuming the exercise in full of the 1996 Option and the 1998 Option, Mr. Meyer would beneficially own 199,158 shares of Common Stock, representing 16.7% of the outstanding Common Stock (assuming the shares issuable upon exercise of those options were outstanding for the purposes of the calculation).

         Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children and of 11,394 shares of Common Stock and 56,944 shares of Class B Stock (approximately 1.0% and 24.5%, respectively, of the outstanding Common Stock and Class B Stock) held in the ESOP as of March 21, 2004, as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

         On February 9, 1998, Mr. Meyer received distributions of 3,731 shares of the Company's Common Stock from the ESOP (as defined in Item 3) because, under the terms of the ESOP, a member of the plan who attains the age of seventy and one-half years (70 1/2) and who continues in active employment with the Company becomes a recipient of the shares of stock held for his benefit by the ESOP.

         After giving effect to the redemption of the Preferred Stock (as discussed in Item 4), the aggregate number of shares of Common Stock and Class B Stock held by Mr. Meyer (including the shares issuable upon the exercise of the 1996 Option and 1998 Option) and the Common Stock and Class B Stock held by the ESOP in the aggregate represents 61.0% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming that the shares issuable upon exercise of the options were outstanding for purposes of the calculation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and restated to read as follows:

         In accordance with Mr. Meyer's employment agreement with Grey, Mr. Meyer will have an option to sell to Grey all securities held by him at such time at the market price therefor if Grey terminates his full-time employment as Chief Executive Officer without cause or if he effects such a termination due to a change in control of Grey or other good reason. A copy of Mr. Meyer's employment agreement is incorporated herein by reference as Exhibit 4.

         Pursuant to the Registration Rights Agreement, dated June 5, 1986 (the "Registration Rights Agreement"), Mr. Meyer has demand registration rights, subject to certain limitations, to request that the Company register all Shares owned by him in compliance with the Securities Act of 1933 (the "Securities Act"); provided, however, that the Company shall not be required to register such Shares more than once within any thirty month period. Further, if the Company determines to proceed with the registration of any of its securities under the Securities Act excluding, among other limitations, shares of Common Stock issued pursuant to employee benefit plans, Mr. Meyer will be entitled to participate in such registration. The Company will bear the expense of the registrations described in the Registration Rights Agreement and will indemnify Mr. Meyer against certain liabilities, including liabilities under the Securities Act. This is a summary description only and is qualified in its entirety by reference to the Registration Rights Agreement which is incorporated herein by reference as Exhibit 12.

         The Stockholder Exchange Agreement, dated as of April 7, 1994, between the Company and Mr. Meyer (the "Exchange Agreement"), pursuant to which Mr. Meyer exchanged his holdings of old preferred stock for Preferred Stock, contains customary representations and warranties, including, after the outstanding shares of the Series I Preferred Stock (as defined in Item 3) are redeemed, an obligation by the Company to use its best efforts to elect to its Board of Directors that number of persons designated by Mr. Meyer (or if he is no longer alive or is mentally disabled, a representative of his family and/or his estate) corresponding to the proportion of the capital stock of the Company then owned by Mr. Meyer and his family, but in no event less than one director so long as Mr. Meyer and his family own at least five percent of the outstanding capital stock of the Company.

         The Company has an ESOP under which the Company contributes either shares of Common Stock or cash to a trust. Cash contributions must be invested primarily in Common Stock. Contributions to participants under the ESOP are distributed upon the termination of a participant's employment or upon his or her death. Mr. Meyer shares voting power over shares held in the Company's ESOP by virtue of his membership on the committee charged with the ESOP's administration.

         The Company and Mr. Meyer entered into a Stock Option Agreement (the "1996 Option Agreement", previously filed as Exhibit 15), effective as of November 26, 1996, (the "1996 Effective Date"), granting to Mr. Meyer an option (the "1996 Option") to purchase 20,000 shares of Common Stock pursuant to the Company's 1994 Stock Incentive Plan (the "Plan"). The 1996 Option became exercisable as to 6,666 shares as of the 1996 Effective Date, became exercisable as to a further 6,667 shares on the first anniversary of the 1996 Effective Date and will become exercisable as to the remaining 6,667 shares on the second anniversary of the 1996 Effective Date. The 1996 Option expires on November 26, 2005. The number of shares subject to the 1996 Option and/or the exercise price are subject to adjustment upon the occurrence of certain events such as stock dividends, recapitalizations resulting in stock splits or combinations or exchanges in respect of the Common Stock.

         The Company and Mr. Meyer entered into a Stock Option Agreement (the "1998 Option Agreement", previously filed as Exhibit 16), effective as of January 23, 1998, (the "1998 Effective Date"), granting to Mr. Meyer an option (the "1998 Option") to purchase 30,000 shares of Common Stock pursuant to the Plan. The 1998 Option became exercisable as to 10,000 shares as of the 1998 Effective Date and will become exercisable as to the remaining shares in equal installments of 10,000 shares each on the first and second anniversaries of the 1998 Effective Date. The 1998 Option expires on January 23, 2005. The number of shares subject to the 1998 Option and/or the exercise price are subject to adjustment upon the occurrence of certain events such as stock dividends, recapitalizations resulting in stock splits or combinations or exchanges in respect of the Common Stock.

         In Amendment No. 11 to this Schedule 13D, it had been reported that Mr. Meyer had assigned to a trust for the benefit of his children (the "1998 Trust") his rights under the 1998 Option with respect to 15,000 of the 30,000 total shares of Common Stock represented by the 1998 Option. The 1998 Trust was rescinded and is no longer in effect. As a result, Mr. Meyer is the beneficial owner of the entire 1998 Option.

         The foregoing is a summary description only and is qualified in its entirety by reference to Mr. Meyer's employment agreement, the Registration Rights Agreement, the Exchange Agreement, the ESOP, the 1996 Option Agreement, the 1998 Option Agreement and to the complete text of the Plan.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 7, 2004

                                                /s/ Edward H. Meyer
                                                EDWARD H. MEYER